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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                _______________

                                  SCHEDULE TO
                                  (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                _______________

                              DIGIMARC CORPORATION
                       (Name of Subject Company (Issuer))
                                _______________

                              DIGIMARC CORPORATION
                       (Name of Filing Person (Offeror))

  Certain Options Under the Digimarc Corporation 1999 Stock Incentive Plan, as amended, and the Digimarc Corporation 2000 Non-Officer Employee Stock Incentive Plan to purchase Common Stock, par value $0.001 per share, and Having an Exercise Price of $20.00 Per Share or Greater
                         (Title of Class of Securities)

                                  253807 10 1
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                  Bruce Davis
                     President and Chief Executive Officer
                              Digimarc Corporation
                       19801 S.W. 72nd Avenue, Suite 250
                            Tualatin, Oregon  97062
                           Telephone:  (503) 885-9699
                                _______________

          (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                _______________

                                    Copy to:

                             Gavin B. Grover, Esq.
                             Morrison & Foerster LLP
                             425 Market Street
                             San Francisco, CA  94105-2482
                             Telephone:  (415) 268-7000

                                _______________

                           Calculation of Filing Fee

    Transaction Valuation: Not Applicable   Amount of Filing Fee: Not Applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       [_] third party tender offer subject to Rule 14d-1.
       [X] issuer tender offer subject to Rule 13e-4.
       [_] going-private transaction subject to Rule 13e-3.
       [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]
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     At the time Digimarc Corporation commences its offer, it will file a Tender
Offer Statement with the U.S. Securities and Exchange Commission. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Offer to Exchange, the related Letter of Transmittal and certain other offer documents will be made available to all holders of eligible Digimarc Corporation options, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the Commission) will also be available for free at the Commission's Web site at www.sec.gov.
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     Except for the historical information contained in this pre-commencement written communication, the matters set forth in this pre-commencement written communication (including our belief in the value of our technology and our plans to increase shareholder value) are forward-looking statements within the meaning of the "safe harbor" provisions of The Private Securities Litigation Reform Act of 1995. This pre-commencement written communication contains forward-looking statements that are subject to certain assumptions, risks and uncertainties. Although Digimarc Corporation believes that the expectations reflected in its forward-looking statements are reasonable, actual results could differ materially from those expectations because of certain assumptions, risks and uncertainties, including market acceptance of our technology and digital watermark applications; the loss of important customers or business partners; unsuccessful implementation of our product solutions by our partners; difficulties managing our planned growth, including our joint venture; and the volatility of share prices for companies in our industry and the effect of those prices or other events beyond Digimarc Corporation's control, including adverse changes in general economic conditions. Important cautionary statements and risk factors that would affect actual results are discussed in materials filed by Digimarc Corporation with the Securities and Exchange Commission over the past twelve months, including without limitation, Digimarc Corporation's Annual
Report on Form 10-K filed on March 28, 2000 and the most recent filed Quarterly Report on Form 10-Q filed on November 14, 2000. Digimarc Corporation urges you to consider all such factors. Digimarc undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

        Excerpts from Digimarc Corporation Q4 Earnings Conference Call held on February 7, 2000.

 ...

E.K. Ranjit said: In support of our ambitious plans for 2001 and beyond, and in recognition of a fundamental shift in the financial markets that has depressed stock prices across the board for technology companies, our Board of Directors has approved a voluntary stock option exchange program for our employees. This program will provide non-executive employees who have stock options at a price greater than $20 per share an opportunity to cancel their options in exchange for the grant of an equal number of new options in the future. Our Board of Directors implemented this plan in reaction to the general financial market decline and revaluation of emerging technology company stocks which consequently devalued many of Digimarc's stock option grants during late 1999 and early 2000. Under the program, a maximum of 740,000 option grants can be cancelled and regranted at a future date. Our Executive Management and Directors have elected not to participate in this program. We strongly believe that Digimarc's technology will enable us to increase shareholder value. Nevertheless, retaining our greatest assets, our top-notch employees, is the key to Digimarc's continued success,
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especially in light of today's competitive employment market. This program balances our need to address the impact of the current market environment on our employees and our obligation to build long-term shareholder value.

E.K. Ranjit said: This concludes our presentation. I would like to thank everyone for participating with us today. We now welcome your questions.

 ...

[Excerpts from Question and Answer session :]

Question: Follow up question relating to the reset of the options. Was this done in response to any extraordinary attrition and can you share attrition rate on an annualized basis.

Bruce Davis responded:    We took this action because of changes in the
financial markets. We hired a lot of employees in late 1999 and early 2000 at relatively high option prices. And although we continue to do our best to please the shareholders, there's an undeniable change in valuation of technology companies like ours. That means our employees, who are all free agents, can go anywhere else and get options at today's valuation paradox. We have an extraordinarily low turnover here. The voluntary turnover is probably a percentage point or two, which may be way below anybody else in this business. And we want to keep it that way. And we wanted to show our employees that we are sensitive to their situations. And so we felt that to further the shareholder interests and in respecting the interests and freedom of employment that our employees have, that this was a good program. As E.K. noted that, the officers and directors have chosen not to participate.

 ...